UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

JPMorgan Private Markets Fund

(Name of Filing Person(s) (Issuer))

Class S Shares

(Title of Class of Securities)

48130F108

(CUSIP Number of Class of Securities)

Class D Shares

(Title of Class of Securities)

48130F207

(CUSIP Number of Class of Securities)

Class I Shares

(Title of Class of Securities)

48130F306

(CUSIP Number of Class of Securities)

Ashmi Mehrotra

JPMorgan Private Markets Fund

277 Park Avenue

New York, New York 10172

800-480-4111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Rajib Chanda

Ryan P. Brizek

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

November 17, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on November 17, 2025, by JPMorgan Private Markets Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of the Fund (“Shares”) in an aggregate amount up to approximately 5.00% of the net assets of the Fund as of September 30, 2025 (or $69,435,959.16) on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on November 17, 2025.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on December 16, 2025.

2.

1,897,996.483 Class I Shares, 617,427.932 Class S Shares and 4,320.708 Class D Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Class I Shares, Class S Shares and Class D Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended. The Fund paid 100% of the Class I Shares, Class S Shares and Class D Shares tendered in accordance with the terms of the Offer.

3.

The net asset value per Class I Shares, Class S Shares and Class D Shares tendered pursuant to the Offer was calculated as of December 31, 2025 in the amount of $17.7788, $14.2260, and $13.1957 respectively.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

Item 12.	Exhibits.

107	Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

JPMORGAN PRIVATE MARKETS FUND

By:	/s/ Ashmi Mehrotra
Name:	Ashmi Mehrotra
Title:	Chief Executive Officer

February 17, 2026